April 30, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	WRL Series Life Account
Pre-Effective Amendment No. 1 to Registration Statement
on Form N-6 for the WRL Associate Freedom Elite Builder policy
File Nos. 333-157211; 811-4420
To the Commission:
     Pursuant to Rule 461 under the Securities Act of 1933, the undersigned, as Registrant and Principal Underwriter for the WRL Associate Freedom Elite Builder variable life insurance policy (the “Policy”) of the Registrant, hereby requests acceleration of the effective date of the above-referenced Registration Statement filed on Form N-6 to on or before May 1, 2009, or as soon thereafter as reasonably practicable.
WRL SERIES LIFE ACCOUNT
(Registrant)
By: WESTERN RESERVE LIFE ASSURANCE CO. OF
OHIO (“WRL”)
TRANSAMERICA CAPITAL, INC. (“TCI”)
(Principal Underwriter)
/s/ Arthur D. Woods
Arthur D. Woods
Vice President and Senior Counsel of WRL
Assistant Vice President of TCI